UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Arbit, Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       June 13, 2016

Physical address of issuer
1222 Bear Hollow Ct., Forest Hill, MD 21050

Website of issuer
www.arbitapp.io

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the Intermediary at the conclusion of the Offering a cash fee consisting of a 7% (seven percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary shall receive Crowd SAFE (Simple Agreement for Future Equity) Units in a principal amount that is equal to 2% (two percent) of the aggregate principal amount of all Crowd SAFE (Simple Agreement for Future Equity) Units issued in the Offering.

Type of security offered
Crowd SAFE (Simple Agreement for Future Equity) Units

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$700,000.00

Deadline to reach the target offering amount
November 6, 2017

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned. The Company may extend the Offering deadline beyond what is currently stated herein. Please see "Risk Factors" below.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$46,175.00	$0.00
Cash & Cash Equivalents	$8,432.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$51,173.00	$0.00

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands.

November 3, 2017

FORM C

Up to $700,000.00

Arbit, Inc.



EXPLANATORY NOTE

Abrit, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on August 4, 2017 (the "Form C").

This Amendment is filed to add a transcript of the webinar (Exhibit E).

Except for the foregoing, no other changes are made to the Form C or the exhibits thereto. The information in the Form C, as amended by this Amendment and the previous Amendments, continues to be as of August 4, 2017 and does not reflect events occurring after August 4, 2017.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Alex Bullington
_____
(Signature)

Alex Bullington
_____
(Name)

Co-Founder and CEO
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Alex Bullington
_____
(Signature)

Alex Bullington
_____
(Name)

Co-Founder and CEO
_____
(Title)

November 3, 2017
_____
(Date)

/s/Greg DiNardo
_____
(Signature)

Greg DiNardo
_____
(Name)

Co-Founder and COO
_____
(Title)

November 3, 2017
_____
(Date)

EXHIBITS
Exhibit G   Webinar Transcript

Exhibit G
Webinar Transcript

Bill Clark: Hey, everyone. Thanks for joining us today. My name is Bill Clark, and I'm the CEO of Microventures. I'm also the COO of First Democracy VC, which is our funding portal partnership with Indiegogo. Today, we're going to talk about Arbit, and we have Alex, who I'm going to turn it over to in just a minute, but before we start, just wanted to talk through a couple of the numbers. When we originally listed Arbit, our goal was a little over 400,000 for the raise. With a couple of weeks to go, they were able to fully subscribe that and, actually, over-subscribe it. So, we took a look and increased that to 700,000. There's 655,000 of that from a little over 1,200 investors, and there's five days remaining. So, we're pretty optimistic that it'll hit the 700 but wanted to do this webinar to answer any questions that any investors have and just to hear the story again.

The way this is going to work is that Alex is going to first go through the pitch deck, and, after that, there will be a Q&A. If you have any questions, you send those over to me during the webinar or after, and then I will facilitate that afterwards. So, you won't be interrupting if you send those over. This is also being recorded, so if you miss anything, it will be on our website later on today. So, that's it from me. I will turn it over to Alex now. Alex, thanks for joining us. Looking forward to hearing what you have to say.

Alex Bullington: Hi, everyone. Thanks Bill, and, yeah, this is Alex Bullington, the CEO of Arbit. Welcome to our webinar. Bill, I want to thank you and Tyler for your hard work in setting this up. So, we'll get right into it. Starting with the problem.

So, for five years, and it's really been six years at this point, Greg and I focused on how athletes, celebrities, and brands were using social media to interact with their target audience. We saw this huge problem, and part one of that problem was really looking at athletes. Greg and I come from an athletics background, and we love following sports.

We're like, okay, let's take an athlete like Steph Curry. He's an icon. He's one of the biggest names in sports, and these guys are always looking to grow their brand. Posting to Instagram and Twitter does a decent job of that, but are they really engaging their fan base? No. Why isn't Steph Curry asking what design his next line of Under Armour in [inaudible 00:02:30] should be? Because he doesn't have a platform to do that, and that's what really took this off. We'll have more on that later.

The same thing for a major company. If we take Nike, for instance, and they want to come out with a new line of winter women's fashion. How the heck are they supposed to know what people will like? I mean, they can spend countless time, money, and resources setting up a focus group, and only then having a slight idea of what a small sliver of the population might like about its products. Or, they could set up an online survey through something like Survey Monkey, and then spend a few hours creating a survey and try to figure out who to send it to and hope that people are going to take 10-15 minutes of their time to fill out a survey.

That frustrated us as well, and more than ever, now, brands, whether it's a personal brand, like Steph Curry or a brand like Nike, it needs to be able to build, test, and analyze consumer sentiments super fast. Market research should be an integral part of building a brand and involving customers in an engaging way. So, we built Arbit, and you see here on Arbit we give users instantaneous feedback on any question they want to ask. Everything is photo and video poll based.

Right here, you see Dwayne Wade. About five months ago Dwayne Wade joined Arbit as a pilot run. We ran a case study for him, and we took two of his shoes and asked everyone to vote upon their favorite. Not only do we show him how engaging of a platform this is to grow your brand, the real beauty of it was in the data and analytics insights. That is where Arbit is most powerful.

We decided to build out a comprehensive analytics dashboard, where companies can go in, after creating a poll, they can see the breakdown of everything, gender, age, location. Everything happens in real time, and that is how we can monetize this. We have been able to monetize it. We're looking to scale it now. We're monetizing that by tapping into a broad $45 billion social media market, but more specifically, our total address we'll market is a $5 billion market for social media, data, and analytics.

So, how it works. A little bit of a backstory: if we go back to Dwayne Wade and, especially Steph Curry. When Dwayne used the app, he thought it was great. He loved it. It was perfect for interaction. He hadn't been able to use something like that, and that's what the other athletes, who I'll talk about a little bit later, who invested in us, loved the most. Dwayne had a recommendation. He wanted it to be more shareable and that it shouldn't just be a standalone app. So, today, what we've been focusing on is building up more of a web app based Arbit platform that still focuses on being an app but doesn't require users to download an app when voting on a poll. So, Dwayne Wade could create polls now and be able to send that out across all social media. People click the link. They can start voting. They still provide us information, in terms of their profile, but they're not required to download an app.

If you saw the pitch video on the sight, I mention we had a call to Steph Curry, and this was about six months ago. This was last April. At the time, Under Armour's stock was falling because Curry's shoes were selling so poorly. There were countless articles, ESPN, Forbes, CNBC, talking about specifically the Curry 3 shoes not selling well. Why? It's because they actually looked awful, and I'm not even kidding. There were articles talking about how poorly designed they were. People on Twitter were giving it a bad name because they didn't like the look of it.

One of our investors, NBA player Anthony Tolliver, approached Steph about Arbit, and something struck Steph. It was that this could be used by thousands of brands, whether it's a personal brand, like his, or someone like Under Armour, do real time, interactive market research. We took his advice, along with other companies that we had talked to, and we decided to build out this web app version, where we're not requiring people to download an app. We can share these polls across all sorts of social networks and email lists, and we're working to white-label this technology in a big way.

So, you go to Under Armour's website. You might see a poll embedded there, and in the next couple of months, it's asking, "Hey, which of these two designed shoes would you rather buy?" Or Steph Curry puts something out on Twitter, "Hey, tell me which designed shoe you guys think looks better." People can vote up in real time. That is extremely powerful for these brands. They'll have their own Arbit accounts. We'll still be collecting profiles, and this is what really excites us about where Arbit is going. That's where we've seen most of our success, recently.

We're expecting to get Steph involved again in 2018. We've been keeping contact through Anthony as well about where he stands, and that's a conversation we expect to have moving forward. So, since going down this web app version, we've scaled back on our advertising, but we did find really good ways to optimize downloads in the past, both through Instagram and Youtube. We've seen a lot of organic growth through those channels that lowered our effective customer acquisition cost. At certain points, we were spending $0.30 to get a download, which is pretty darn incredible.

Competitors, I would like to point out Twitter and Survey Monkey as the main competitors. They both deal with character-based polls, but one thing that they have lacked is, this is what we have been proving with some of the athletes getting behind us and other brands too, is they don't have the aesthetics. Right, you want to involve people in an engaging way. Doing it in character-based polls is part of the reason why we started our biz. It frustrated the hell out of us. This is what we decided to go down this niche product of photo and video-based polls, it being interactive. Companies using Arbit to really be a focal point for their market research, involving people in growing their brand.

Today, this is a little bit outdated, but we're at about 145,000 users now. We've been able to attract a lot more interest from bigger companies since talking about this web app approach. Notable companies, like Brown-Forman, who does the labeling and distribution for brands, like Jack Daniels, online retail giant, East Bay, committed to use it, McCormick Spices, which is here in Maryland, some local universities who have been really intrigued about engaging their alumni base, and they've failed to do that with other polling platforms. We've started talking to them about piloting too.

So, we are expected to be launching our web app version of Arbit in the next couple of weeks here, something we've been working on and tie that into the app itself and growing it from there. We see a lot of ways to streamline data, get a lot of people onto the app, growing more organically than spending ad dollars and trying to drive downloads just through an app. Like I mentioned before, that's what's really is exciting us here at Arbit.

A little bit about us: Greg and I are both active CPA's. We actually worked in the accounting world. Greg was on the tax side. I was on the audit side. We know how to manage capital. We know how to organize a budget. Our spending habits are part of the reason why we've been able to get so far in the first place. We know how to stretch dollars, and we know how to make them work.

Steve Blake, Anthony Tolliver, Caron Butler, and Ty Lawson were our first four investors. NBA players that know brands. They're extremely well connected, and they're the guys who have gotten behind us and see exactly where we're taking this. They're the ones who've been connecting us with bigger brands, especially as we go down this new, exciting path with Arbit.

I'd also like to point out Collin Wallace, who had started a company, called FanGo, that sold to GrubHub, dealt with the analytic space, especially in sports back in 2011. He's seen an exit in the sports base, and he's really excited about what we're doing with this. He's been with us since the beginning.

Someone that's not listed. We actually just added another board member, Leslie Woodwort, who comes from an incredible background in sales and [inaudible 00:10:24] at Bank of America and Citi. We're really happy to expand our board in that capacity.

That's pretty much all I have. Again, I'll send it back to Bill for questions, but I really appreciate everyone taking the time to listen in and hear a little bit more about our story. We'd love to welcome you to our team. Any questions please go ahead.

Bill Clark: Great, thank you very much Alex.

Alex Bullington: No worries.

Bill Clark: There were a lot of people that were joining during the webinar, so if you missed anything, we are recording it, and you should be able to see that later on today. If you have any questions, please send them right now through the GoTo webinar. That'll come right to me, and we can ask them. There aren't any yet, but a little house keeping while we wait for a few. So, as I said at the very beginning, originally the round was a little bit over 400,000. It was over-subscribed, and we all collectively decided to extend it to 700K. That was reflected in the Form C, and we have raised a total of 655 to date, from a little over 1,200, almost 1,300, investors, and there's five days remaining. We do expect that this will get pretty close to, if not fully subscribed. If you have any interest, love to have you be a part of it.

I think you must have done a really good job of doing the pitch cause I don't see any questions right now. With that, we can end the webinar, but what I will say is, if you do have questions after this that you would like answered, you can go to the Arbit page on Microventures, and you can ask the question in the discussion forum. That will go directly to Alex and Greg, the founders, and they will answer it, and you'll get a notification when it comes.

Actually, there is . . . Okay, here's a question: How much communication can we expect to receive after the close? Before I turn this over to you, Alex, I'll just go over a little bit about what we've done in the past and how we facilitate investor updates.

So, as you can imagine with probably over 1,300, when this is done, investors, it tends to be a little bit hard to communicate. We've been dealing with this for a very long time, and we have a pretty effective solution, or at least what we believe is. What happens is after every quarter end, we will ask every company to provide us with an update, and then we review that update. Then, basically, put that up on the website for you to get. It'll be there for you to download at any time. That is one way that the communication will happen. It will be facilitated through us, and it's just a way to let Alex and the team do what they need to do and not have to respond to 12 or 1,300 people because, as you can imagine, that can get to be time consuming. There will be regular updates. Perks will be facilitated by Arbit, and, Alex, do you have anything else to add to that?

Alex Bullington: Yeah, thank you Bill. It's just one thing you and I had talked about beforehand. So, in addition to what you were saying, was I'm really adamant about keeping everybody up to date on what we're doing and where we go. I'm thinking about doing something at least twice a month to send out an email update. I know we'll have everybody's email on file. That's really important to me. We'll make sure we try to stick to a plan there. Another interesting thing that we want to do, especially because there have been so many people who have gotten behind us, is we're trying to organize an event at a central location at some point in 2018, like a mini shareholders meeting. Invite everybody out there. Try to get all the NBA guys who are behind it. Try to possibly get some other brands out there and have a decently big Arbit shareholders meeting to build connections and learn a little bit more about our team and try to build that family culture that we're all about here. That's two ways we'd like to keep everybody in touch.

Bill Clark: Thank you for that, and one thing that I'll just add to that on the communication through email is that you shouldn't invest assuming that you're going to get an email every two weeks. I would prefer . . . That's great Alex if you can do that, but I would rather set the standard at once a quarter, which is traditionally what happens. At some point, you're going to get to be super busy, and it might be hard to do every two weeks. Everyone would love it if you could, but I would set it at three months, once a quarter. If you can fulfill that, that would be great, but just wanted to kind of set down our expectations there.

Alex Bullington: Okay.

Bill Clark: There are a bunch of new questions coming in here, so appreciate that. Next question is what are your thoughts on an exit strategy?

Alex Bullington: So, the exit strategy is-

Bill Clark: And, actually Alex let me just say one thing cause this is more of a compliance piece. With the regulations, and when we're raising through regulation crowd-funding, it is very difficult for us or the company to do any forward-looking statements, any projections, forecasts, etc. I'll let you answer this question, Alex, but just be aware of that, and investors who are listening just be aware that every company has plans to exit. It's good to hear what those thoughts are, but there is no guarantee that that will happen and things could change over time or there never could be an exit. With that, I'll let you take that question.

Alex Bullington: Thank you, Bill. The question really is two-fold. There's the one side of it where we really do like to focus on growing the business. We always say that if we focus on doing what we can do well. We play to our core strengths, then good things will generally come, other than trying to focus on an exit as our ultimate goal. Doing everything we can to get to that point, and that's where we've had the most success.

Really, if we focus on building out Arbit as a powerful survey platform, and we have the social side, we're building our profiles of people, we're collecting tons and tons of data, there are going to be multiple larger companies that will start to eye us up and will want to come after us, anything from a credit card company that wants all of this data to be theirs. Or someone like Survey Monkey might even come in and say, "Oh, you guys are doing something really innovative. We want to take you guys off the market." Possibly even sales force.

So, we are really trying to get in with one or two big companies at some point that would want to white-label Arbit and possibly have them, if we build out the partnership in the right way, have them just become a potential acquirer or do an M&A with them. That could be anyone as big as Under Armour from an apparel side or it could be someone like a sales force, or Survey Monkey at another point. Possibly, we would end up becoming a plug-in through Survey Monkey, and they end up acquiring us.

I think in terms of a timeline, we would be looking at three to five years to be able to do that. We've stretched a really, really small budget to get to this point. Our goal now is to try to scale this thing and put ourselves in a really good position to see that be a possibility.

Bill Clark: Great, thanks, Alex. Next question is what's your timeline with different milestones going forward? So, I think this is a pretty general question, so do you want to talk about the bigger milestones for this raise and how long it will take for you to hit those.

Alex Bullington: Sure. I think a couple things with this raise, now, especially as we've gotten a lot more people to get behind us. One of those is from an operations stand point. We want to be able to, and this is important to Greg and I, is being able to create some jobs here in Baltimore, especially on the tech side and expanding our software development team here in Baltimore. Hiring some tech talent, whether they're independent contractors first or full-time employees, and that will help us to scale our project in a way that . . . Let me start with the tech side.

One: we want to be able to work into larger corporations to have them white-label us. We do need to develop our product more to get to that point. I would say that's like a six to twelve month project, moving forward. We also want to be able to . . . As a part of companies, being able to create polls and send them out freely and not requiring people to download but still collecting profiles, whenever somebody clicks, they'll still have to create a profile in order to vote.

We want to be able to have by the end of 2018 at least a million profiles on our hands, and that's something that could happen very quickly organically. Because we're not paying companies or other advertisers to get Arbit out and try to get people to download. We're leveraging our technology for companies or other brands to send our polls out, and they're the ones doing the advertising for us. Even though advertising will be a big part of what we possibly do spending towards, really it's developing the product so that, again like I said, in six to twelve months we'd like to be able to license this with larger corporations. We'd also want to be able to have something around a million profiles in our hands, unique profiles, sell-able profiles by the end of 2018.

Bill Clark: Great, thank you for that. Got two more questions right now. What is your biggest challenge to succeed?

Alex Bullington: That's a great question. Bill is there anything you want to say before I hop in?

Bill Clark: No, not on this one.

Alex Bullington: Okay, so, for us, and this is actually a conversation we had with one of our mentors recently, the product itself sells. People need this, and we're talking about large companies we've spoken to, who have mentioned they're failing to get any type of engagement from the normal survey platforms they're using. It's going to come down to how well the product works and as long as we can execute that, that I think is our biggest hurdle. That starts with building out a really good team here. We're going to have a great sales team as well, but the product will do the selling itself as long as it executes and does everything it should be doing if we can build it out and customize for tailoring it for different companies, different brands. That's our hardest challenge, and if we do that, we will execute, and we'll win.

Bill Clark: Okay. Thank you, so this is the last question right now. I'm sure you get this one occasionally. What prevents Twitter from duplicating your strategy?

Alex Bullington: Great question-

Bill Clark: Obviously they can't. Nothing prevents that, but I think you have some compelling arguments of your embeddable.

Alex Bullington: Right, right. Twitter, even though I think for the first time ever they're experimenting with putting out twice the size of character tweets, that's about as innovative as Twitter has ever really gotten outside of doing polls. Their focus is character tweets, character polls. Twitter's not even a polling app. It's focus really is on a place people go for news, sharing opinions.

We, again, are going to be focusing on delivering a nice product, both from a social branding side and also from a B-to-B side that becomes so powerful that Twitter won't really become that type of player for us in our space. Being able to reach people through Twitter polls is cool, but that's not why people are going to Twitter. Arbit will become a platform that, like I said before, is inherent to companies growing their brand and doing market research.

One thing . . . This kind of ties back to, not so much a hurdle, but an exciting innovation for us, we had been really eyeing up the craze with crypto-currency recently. We have been looking at ways to innovate, down the line of course, with how we can incentivize users to take polls and share polls with other people and be awarded with different types of crypto-currencies. That's something we're really excited about innovating with potentially down in the future. Just another way to incentivize people to use it and also tap in to a really, really powerful tool, especially from a social sharing side. That's where I think, if we can continue to innovate and execute with our product, we will be able to separate ourselves apart, especially in a niche way, from any incumbent, whether it is a Twitter or any other type of competitor.

Bill Clark: Great, thanks, Alex. So, that's it that was the last question. Thank you everyone for joining, and, Alex, before we end do you have anything else you'd like to add, say to the potential investors.

Alex Bullington: I really appreciate everyone's time. I always enjoy this part of being able to connect with people on a deeper level, and not only you guys just watching the video, you get to hear me, and hopefully we get to meet in person at some point. I would ask that everybody that had invested previously that they reconfirm their investment. For anyone else that hasn't invested, that you get behind us. We're starting a big movement here. We've got plenty of traction, and we're ready to scale this in a big way. Greg and I have put everything we've had into the last two years. We've given up quite a bit and sacrificed quite a lot. There's no way back except forward. Appreciate your time and look forward to taking next steps with everybody.

Bill Clark: Great, thank you, Alex.